UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR


                       For the Period Ended March 31, 2005

                        Commission file number: 000-28638

                                 BMB MUNAI, INC.
                             -----------------------
                             Full Name of Registrant

                                       N/A
                            -------------------------
                            Former Name of Registrant

                              20A Kazibek Bi Street
           ----------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                            Almaty, Kazakhstan 480100
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Our annual report on Form 10-KSB could not be filed because our reserve report is not completed and management requires additional time to verify and test the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Alexandre Agaian           (212)                    730-7919
         ----------------           -----                ----------------
         Name                      Area Code             Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                  [X]   Yes                                    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X]   Yes                                    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We anticipate that during the year ended March 31, 2005, gross revenue will have increased from $0 to $973,646 and total operating expenses will have increased from $786,515 to $4,599,491 compared to the period from inception (May 6, 2003) through March 31, 2004. It is expected that loss from operations will have increased approximately 360% for the year ended March 31, 2005 compared to the period from inception to March 31, 2004. We also expect to realize a net loss of approximately $3,124,358 for the year ended March 31, 2005 compared to a net loss of $613,782 during the period from inception to March 31, 2004. We anticipate a net loss per common share of approximately $0.12 for the year ended March 31, 2005 compared to a net loss of $0.08 per common share for the period from inception to March 31, 2004. Loss from operations, net loss and net loss per common share could differ from the amounts disclosed herein based on the results of our reserve report.

         The increases in revenue, expenses, loss from operations and net loss during the year ended March 31, 2005 compared to the period from inception through March 31, 2004 is due to the fact that we did not begin active exploration and development activities until the final four months of the 2004 fiscal year.


                                 BMB Munai, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 2005                             By: /s/ Alexandre Agaian
                                                   -----------------------------
                                                   Alexandre Agaian, President